UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Electric Motor, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Debbie Schwartzberg
785 5th Avenue Ne
New York, Ny  10022
(212) 355-2020
__________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.            Names of Reporting Persons.                                                                                                Debbie Schwartzberg
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	514,817	(1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	514,817	(1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	514,817(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	1.8% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)  Includes (i) 293,107 shares of Common Stock and a warrant to purchase 135,906 shares of Common Stock owned by the Reporting Person; (ii) 29,311 shares of Common Stock and a warrant to purchase 13,591 shares of Common Stock owned by The Julie Schwartzberg Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant; (iii) 29,311 shares of Common Stock and a warrant to purchase 13,591 shares of Common Stock owned by The David N. Sterling Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant.

(2)  Based on 19,602,222 shares of Common Stock outstanding as of May 6, 2009 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated May 6, 2009, to Schedule 13D is filed on behalf of Julie Schwartzberg (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of China Electric Motor, Inc. (formerly known as SRKP 21, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, the Reporting Person acquired directly from the Issuer 1,200,000 shares of Common Stock at an aggregate purchase price of $845.52 and a warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $0.0001 per share (the “Warrant”), for an aggregate purchase price equal to $422.76 The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

In March 2008, the Reporting Person transferred (i) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The Julie Schwartzberg Trust (the “Schwartzberg Trust”) and (ii) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The David N. Sterling Trust (the “Sterling Trust”). The Reporting Person serves as the sole Trustee of the Schwartzberg and Sterling Trusts. She may be deemed indirect beneficial owner of these securities since she has sole voting and investment control over the securities.

As more fully described in Item 4, which is incorporated herein by reference, on May 6, 2009, in connection with a share exchange transaction, the Reporting Person canceled (i) 706,893 shares of Common Stock and a warrant to purchase 864,094 shares of Common Stock owned by the Reporting Person; (ii) 70,689 shares of Common Stock and a warrant to purchase 86,409 shares owned by the Schwartzberg Trust; and (iii) 70,689 shares and a warrant to purchase 86,409 shares of Common Stock owned by the Sterling Trust, which decreased the number of shares beneficially owned by the Reporting Person from 2,400,000 shares to 514,817 shares.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On March 3, 2009, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Attainment Holdings Limited, a British Virgin Islands corporation (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, a British Virgin Islands corporation (“EPGG”) and with respect to certain portions of the agreement, certain designees.  On May 6, 2009, the parties entered into an amendment to the share exchange agreement.  Pursuant to the Exchange Agreement, as amended on May 6, 2009, the Company agreed to issue an aggregate of 17,029,630 shares of its Common Stock to EPGG in exchange for all of the issued and outstanding shares of Attainment (the “Share Exchange”).  The Share Exchange closed on May 6, 2009.

Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, the Issuer and its shareholders agreed to cancel an aggregate of 5,016,390 shares of common stock and warrants to purchase 6,131,945 shares of common stock such that there were 2,080,000 shares of common stock outstanding and warrants outstanding to purchase 964,444 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Share Exchange Agreement and the amendment to the Share Exchange Agreement, which are incorporated herein by reference, filed as Exhibits 2.1 and 2.1(a), respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 514,817 shares of Common Stock, representing 1.8% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of May 6, 2009).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 514,817 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 514,817 shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on May 6, 2009.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

DEBBIE SCHWARTZBERG

Date: May 13, 2009	By:	/s/ Debbie Schwartzberg
By: Debbie Schwartzberg

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).